Exhibit 99.1

ATA Announces Subsidiary’s Proposed Voluntary Delisting from New Third Board

Beijing, China, August 8, 2017 — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of advanced testing technologies and testing-related services in China, today announced that its wholly owned subsidiary ATA Online (Beijing) Education Technology Co., Ltd. (“ATA Online”), a company listed on the National Equities Exchange and Quotations (the “New Third Board”), the over-the-counter stock exchange in China, announced today that it will apply to voluntarily delist its shares from the New Third Board.

ATA Online decided to delist from the New Third Board to facilitate more flexible operation and strategic needs. The minimal trading volume of ATA Online’s shares on the New Third Board over a sustained period no longer justifies the expense and administrative efforts associated with maintaining its listing status.

ATA’s shares will continue to trade on the NASDAQ Market under the ticker ATAI, where it has been listed since January 2008.

About ATA Inc.

ATA is a leading provider of advanced testing technologies in China. The Company offers comprehensive services for the creation and delivery of assessments based on its proprietary testing technologies and test delivery platform. ATA’s testing technologies are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, asset management, insurance, and accounting. As of March 31, 2017, ATA’s test center network comprised 3,147 authorized test centers located throughout China. The Company believes that it has the largest test center network of any commercial testing service provider in China.

ATA has delivered more than 88.4 million billable tests since ATA started operations in 1999. For more information, please visit ATA’s website at www.atai.net.cn.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Amy Tung, Chief Financial Officer	Carolyne Y. Sohn, Senior Associate
+86 10 6518 1122 x5518	415-568-2255
amytung@atai.net.cn	csohn@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com